SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

First Quarter 2010 Results

Earnings Release and Supplemental Financial Information

Acácia, Vila São Francisco- São Paulo- SP

Isla, São Caetano- SP

Alphaville Flamboyant Clube, Goiânia- GO

Tenda- Res. Vale Verde Cotia, Cotia- SP

GFA LISTED NYSE

GFSA3 NOVO MERCADO BOVESPA BRASIL

Gafisa

Uma história de grandes ideias para viver bem

ibovespa

IBrX50

Gafisa Reports Results for First Quarter 2010
--- Pre-Sales reached R$ 857 million, a 53.5% increase over 1Q09 ---
--- Revenues increase to R$ 908 million, a 67% increase over R$ 542 million in 1Q09 ---
--- Adjusted EBITDA grew to R$ 168 million from R$77 million in 1Q09, on Adj. EBITDA Margin of 18.6% ---
--- Over R$ 2.1 billion in Cash and Cash Equivalents ---

FOR IMMEDIATE RELEASE - São Paulo, May 3rd, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said: “Positive momentum continued into the first quarter of 2010 with strong sales velocities across the company and a launch pace of R$ 703 million, more than triple the amount in Q109, despite the seasonally low period due to the summer holidays and Carnival. Sales for the quarter increased 53% to R$ 857 million as compared to Q1 2009, indicating that we are back to a strong growth trajectory after a period of uncertainty in the first half of last year. Top line growth and improving operating leverage contributed to the increase to R$ 168.5 of adjusted EBITDA, while adjusted EBITDA margin improved significantly from 14.1% to 18.6% as compared to the previous year’s period. With over R$ 2 billion in cash and cash equivalents and a lower leverage ratio of 34.6% as a result of our recent follow-on offering, we have reduced our financing cost structure and ensured our ability to fund our current plans for growth.

Amaral added, “We have in place a platform to serve all segments of the large and growing Brazilian housing market and we will continue to benefit from our leading brands and strong reputation. Gafisa is leveraging the scale, operating efficiency and strong execution capacity to deliver high value products in line with demand trends across the country. With the offering behind us, we will now turn our focus to increasing our land bank, accelerating the pace of our launches and opportunistically looking at synergistic acquisitions. We remain very optimistic about the prospects for our industry overall. This sentiment has been reinforced by the recently renewed support of the affordable housing segment by the Brazilian Government, where we are particularly well positioned to deliver high quality products to that market through our well-established Tenda brand.”

1Q10 - Operating & Financial Highlights
IR Contact
Luiz Mauricio de Garcia Paula
Rodrigo Pereira
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

1Q10 Earnings Results
Conference Call

Tuesday, May 4, 2010
> In English
11:00 AM US EST
12:00 PM Brasilia Time
Phones:
+1 800 860-2442 (US only)
+1 412 858-4600 (other countries)
Code: Gafisa
> In Portuguese
09:00 AM US EST
10:00 AM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa
• Consolidated launches totaled R$ 703.2 million for the quarter, a 339% increase over 1Q09. Tenda launched R$ 297 million in the quarter, or 48% of the total amount launched in 2009.

• Pre-sales reached R$ 857.3 million for the quarter, a 53.5% increase as compared to first quarter 2009.

• Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 67% to R$ 907.6 million from R$ 541.9 million in the 1Q09, reflecting a strong pace of execution.

• Adjusted EBITDA reached R$ 168.5 million with a 18.6% margin, a 120% increase when compared to Adjusted EBITDA of R$ 76.6 million reached in the 1Q09, mainly due to the strong performance in all segments.

• Net Income before minorities, stock option and non recurring expenses was R$ 79.6 million for the quarter (8.8% adjusted net margin), an increase of 40% compared with the R$ 57.1 million in the 1Q09.

• The Backlog of Revenues to be recognized under the PoC method reached R$ 2.93 billion, in line with the previous quarter. The Margin to be recognized improved 54 bps to 35.1%.

• Gafisa’s consolidated land bank totaled R$15.6 billion in the 1Q10, with approximately R$ 520 million of new acquisitions, reflecting the internal policy of the Company to keep an average of 2 – 3 years of Land bank.

• On March 23, the Company concluded the public offering, raising R$ 1.02 billion[1] .

• Gafisa’s consolidated cash position exceeded R$ 2.1 billion at the end of March, supporting the Company’s strategy to fund and execute its growth plan.

(1) Net proceeds from the public offering.

The first quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early  adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which gives the option for the listed Companies presents your 2010 quarterly information based o accounting practices in force at December 31, 2009.

CEO Commentary and Corporate Highlights for 1Q10

The first quarter of 2010 began and ended on a strong note for Gafisa. Our consolidated platform of three leading brands, Gafisa, AlphaVille and Tenda, is reaping the benefits of scale, brand recognition, excellence in execution, product scope and geographic reach. Our successful performance was recognized for the second year in a row through being named as “The Largest Construction Company in Brazil” by ITCnet. Macroeconomic trends and industry specific events indicate continuing strong prospects for us during the year ahead, and contributed to robust demand for our housing products across all segments.

During the quarter, the Government reaffirmed its commitment to the development of entry level housing through the “Minha Casa, Minha Vida” (MCMV) Program by announcing the extension of that program, a doubling of its initial committed resources to R$ 72 billion and a target of developing two million new homes over the next four years, signaling its continued support of the industry as a whole. Tenda, Gafisa’s business dedicated to that segment ramped up its launches of new developments, which more than doubled from the fourth quarter, to meet the growing demand. Sales velocity of over 32% during the quarter also underscored the demand for Tenda’s product, especially in light of the fact that most of our new developments were launched toward the end of the quarter given the holiday periods. And finally, in late March, Gafisa completed a successful follow-on offering of more than R$ 1 billion that coupled with our existing cash and ample access to construction lines of credit will allow us to markedly expand our diversified portfolio of businesses and enhance our execution capacity as Brazil’s largest construction company. An efficient operating platform that features three leading national brands that together serve all segments of the housing market, positions us to capture an important share of the projected 1.5 million new homes in annual demand growth.

A favorable environment for home sales continued throughout the first quarter despite the traditionally slower period due to summer holidays and Carnival, and we expect it will prevail through the year’s end on the basis of strong fundamentals. Despite signs of temporary increased inflationary pressure, real wages continue to grow, interest rates remain relatively low and unemployment rates continue to fall amid a backdrop of strong consumer confidence. The growth rate in financing available to housing has remained robust despite historically high Selic rates, strengthening our view that this short term interest increase will not impact the sector. In 2005, when the Selic was at 20%, financing grew at a rapid clip and, in 2008 when the Central Bank increased the Selic from 11.25% to 13.75%, there was no impact in the housing finance growth trend. This time, the market expects the Selic to reach 11.75% by the end of 2010 and then to drop back down again in 2011. Additionally, mortgage rates are linked to the TR rate, which has a low historic correlation to Selic. Finally, a combination of subsidies and financing derived from the FGTS, which is linked to the TR rate, serves to minimize the impact of general interest rate increases on mortgages tied to the entry level segment facilitated through the Caixa Economica Federal (Caixa).

On the inflationary front, while we are seeing increases in labor costs, up to now, the significant pent up demand allows room for price increases in all segments and our Gafisa product contracts allow us to adjust all balances and payments in line with inflationary changes. The expanded use of aluminum mold technology as well as the reductions in construction cycle time for our Tenda product allow us to reduce our exposure to inflationary cost pressures as well, which we also believe will be a temporary concern, since the Central Bank is already taking the appropriate actions to control this pressure.

Brazil has enjoyed this positive macroeconomic climate thanks in part to a healthy financial system, which has seen both public and private lenders step forward to address the country’s high housing deficit and low mortgage penetration. Caixa, a financial institution central to these efforts, offers strong mortgage lending capacity as evidenced by its R$24 billion FGTS budget and has consistently improved its capacity to process mortgage applications and transfer contracted housing units to its books under the MCMV Program. Caixa’s performance continues to benefit Tenda, where we saw the number of contracted units up to April 2010, equivalent of 5,108 units, to reach 84% of the entire number contracted during 2009.

Even without the benefit of the proceeds from the oversubscribed share offering, which were received in the final days of March, Gafisa maintained a strong pace of execution during the quarter, launching R$ 703.2 million, more than quadruple the amount of Q109. The benefits of the net proceeds of R$1.02 billion generated by the offering are expected to be reaped in subsequent quarters, as our improved cash position of over R$2.1 billion will provide us with the financial flexibility to acquire land to support a substantial pipeline of projects, increase our launch activity to keep pace with mounting demand, and to opportunistically pursue strategic acquisitions to broaden our scope as we have done in the past.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments

Follow-on Share Offering:
In March, Gafisa completed an oversubscribed follow-on offering, selling 85 million shares at R$12.50 and generating primary proceeds of R$ 1.06 billion and net proceeds of R$ 1.02 billion. Coupled with existing cash and ample access to construction lines of credit, the proceeds will allow the Company to markedly expand its diversified portfolio of businesses and enhance its execution capacity. The proceeds, received by the Company on March 29, 2010, improved the Company’s cash position to more than R$2.1 billion, and are expected to be used for land acquisition, to fund launch activity to keep pace with mounting demand, and to pursue strategic acquisitions.

Acquired Additional 20% of AlphaVille (Subsequent event):
On October 2, 2006, Gafisa executed an Investment Agreement governing Gafisa’s admission in the capital stock of Alphaville Urbanismo S.A. (‚AUSA ), which stipulated that an equity participation of 60% (First Stage) would be increased to 80% in 2010(Second Stage) and to 100% after 2011 (Third Stage). To increase Gafisa’s equity participation in AUSA’s to 80% per the Investment Agreement, Gafisa and Shertis Empreendimentos e Participações S.A.(‘Shertis ), a wholly-owned subsidiary of Alphaville Participações S.A., acquired an additional 20% of capital stock (Second Stage) through a merger, by Gafisa, of all shares issued by Shertis. As a result of the merger of shares, Shertis will become a wholly-owned subsidiary of Gafisa. The merger of shares shall entail an increase in the equity of Gafisa in the amount of R$21,902,489.00, corresponding to the book equity value of the shares issued by Shertis merged into Gafisa, according to the appraisal report prepared by APSIS.

Increased Launches, Strong Sales Velocity at Tenda:
Tenda, Gafisa’s business dedicated to the entry level and affordable market segment, continued to ramp up its launches of new developments in order to meet robust demand. Tenda’s first quarter launches more than doubled as compared to the previous quarter, with more than 60% of the quarter’s launches coming outside of the traditional markets of Rio de Janeiro and São Paulo. Sales velocity of over 32% during the first quarter underscored strong demand for Tenda’s product, especially given that most new developments were launched toward the end of the quarter, after the holiday periods.

Higher Volume of Mortgage Transfers under Minha Casa, Minha Vida:
The consistently improving capacity of Caixa Economica Federal (Caixa) to process mortgage applications and transfer contracted housing units to its books under the MCMV Program, combined with more efficient internal processes at Tenda, continued to benefit Tenda’s business during the beginning of the year, where the number of contracted units up to April reached 84% of the entire number contracted during 2009.

Minha Casa, Minha Vida 2:
While full details of the extension of the MCMV program have not yet been provided, the Brazilian government issued a general outline in March, in which it announced an extension of MCMV through 2014, and a total investment of R$72 billion, more than double the R$34 billion allocated to the initial program. The goal of the second phase of the MCMV program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the 3-10x wages segments. All of this activity underscores both the government’s continued commitment to the financing of entry level housing and the significant, untapped demand within the affordable housing segments, demand that we expect will benefit Tenda, our business dedicated to that segment.

Tenda’s Operational Improvement:
The first quarter of 2010 was the first full quarter that Tenda has been operated as a wholly-owned subsidiary of Gafisa. As part of this transition, we integrated much of the back office operations, consolidated the reporting structure and took full strategic control of the direction and priorities of the business. The results of the work that was begun last year with Tenda and this past quarter are now bearing fruit. It delivered 24 completed projects/phases during the quarter and importantly, with the growth in revenue and operational and sales efficiencies achieved, contributed to the solid 18.6% Adjusted EBITDA margin for the company on a consolidated basis reflecting the combined favorable SG&A/Net Revenue. Additionally, with the number of mortgage contracted and transferred to Caixa up sequentially, Tenda is now well positioned to accelerate growth in a profitable fashion. We still have an important challenge related to 2010 Tenda’s launches, but up to now we are on track with our strategic plan.

Operating and Financial Highlights (R$000)	1Q10	1Q09	Var. (%)	4Q09
Launches (%Gafisa)	703,209	160,243	338.8%	1,000,353
Launches (100%)	849,874	178,424	376.3%	1,262,374
Launches, units (%Gafisa)	3,871	651	494.9%	4,258
Launches, units (100%)	4,141	755	448.6%	5,662
Contracted sales (%Gafisa)	857,321	558,565	53.5%	1,053,810
Contracted sales (100%)	1,024,850	668,421	53.3%	1,218,564
Contracted sales, units (% Gafisa)	5,253	4,100	28.1%	6,413
Contracted sales, units (100%)	5,955	4,706	26.6%	7,155

Net revenues	907,585	541,887	67.5%	897,540
Gross profit	252,656	154,639	63.4%	277,418
Gross margin	27.8%	28.5%	-70 bps	30.9%
Adjusted Gross Margin 1)	30.4%	31.8%	-145 bps	34.7%
Adjusted EBITDA 2)	168,459	76,644	119.8%	167,825
Adjusted EBITDA margin 3)	18.6%	14.1%	442 bps	18.7%
Adjusted Net profit 3)	79,624	57,055	39.6%	86,074
Adjusted Net margin 3)	8.8%	10.5%	-176 bps	9.6%
Net profit	64,819	36,733	76.5%	55,321
EPS (R$) 4)	0.1548	0.1413	9.5%	0.1659
Number of shares ('000 final)4)	418,737	259,925	61.1%	333,554

Revenues to be recognized	2,933,950	2,901,416	1.1%	3,024,992
Results to be recognized 5)	1,030,075	1,003,075	2.7%	1,065,777
REF margin 5)	35.1%	34.6%	54 bps	35.2%

Net debt and Investor obligations	1,207,988	1,361,909	-11	1,998,079
Cash and availabilities	2,125,613	500,778	324	1,424,053
Equity	3,429,583	1,655,342	107	2,325,634
Equity + Minority shareholders	3,492,889	2,199,800	59	2,384,181
Total assets	8,752,813	5,725,838	53	7,688,323
(Net debt + Obligations) / (Equity + Minorities)	34.6%	61.9%	-2733	83.8
1) Adjusted for capitalized interest
2) Adj. for expenses with stock options plans (non-cash), excl. Tenda's goodwill and net of provisions.
3) Adjusted for expenses with stock options plans (non-cash), minority shareholders and non recurring expenses
4) Adjusted for 1:2 stock split in the 1Q09
5) Results to be recognized net from PIS/Cofins - 3.65%; excludes the AVP method introduced by law 11,638

Launches

In the 1Q10, launches were R$ 703 million, an increase of 339% compared to the 1Q09, represented by 26 projects/phases, located in 16 cities.

46% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 74% of Tenda’s launches had prices per unit below R$ 130 thousand. The Gafisa segment was responsible for 44% of launches, Alphaville accounted for 14% and Tenda for the remaining 42%.

The tables below detail new projects launched during the first quarter 2010 and 2009:

Table 1 - Launches per company per region

%Gafisa - R$000		1Q10	1Q09	Var. (%)	4Q09
Gafisa	São Paulo	183,218	73,951	148%	436,837
	Rio de Janeiro	49,564	24,208	105%	32,753
	Other	76,516	40,203	90%	107,994
	Total	309,298	138,362	124%	577,584
	Units	743	478	55%	1,472

Alphaville	São Paulo	97,269	-	-	52,929
	Rio de Janeiro	-	-	-	62,834
	Other	-	21,881	-	170,268
	Total	97,269	21,881	345%	286,030
	Units	340	172	97%	1,451

Tenda	São Paulo	32,671	-	-	69,032
	Rio de Janeiro	49,292	-	-	(29,250)
	Other	214,680	-	-	96,957
	Total	296,643	-	-	136,739
	Units	2,788	-	-	1,335

Consolidated	Total - R$000	703,209	160,243	339%	1,000,353
	Total - Units	3,871	651	495%	4,258

Table 2 - Launches per company per unit price

%Gafisa - R$000		1Q10	1Q09	Var. (%)	4Q09
Gafisa	≤R$500K	142,816	78,559	82%	328,283
	> R$500K	166,481	59,803	178%	249,301
	Total	309,298	138,362	124%	577,584

Alphaville	≤ R$100K;	-	-	-	24,030
	> R$100K; ≤ R$500K	97,269	21,881	345%	262,000
	Total	97,269	21,881	345%	286,030

Tenda	≤ R$130K	219,849	-	-	102,507
	> R$130K	76,794	-	-	34,232
	Total	296,643	-	-	136,739

Consolidated		703,209	160,243	339%	1,000,353

Pre-Sales

Pre-sales in the quarter increased by 53% to R$ 857.3 million when compared to the 1Q09 and the amount sold was equivalent to 122% of the quarterly launches.

The Gafisa segment was responsible for 44% of total pre-sales, while Alphaville and Tenda accounted for almost 14% and 43% respectively. Considering Gafisa’s pre-sales, 86% corresponded to units priced below R$ 500 thousand, while 72% of Tenda’s pre-sales came from units priced below R$ 130 thousand. Overall sales from inventory continued to be robust. Pre-sales from projects launched before 2009 accounted for 70% of our total consolidated sales.

The tables below illustrate a detailed breakdown of our pre-sales for the first quarters 2009 and 2008:

Table 3 - Sales per company per region

%Gafisa - R$000		1Q10	1Q09	Var. (%)	4Q09
Gafisa	São Paulo	201,784	146,512	38%	308,023
	Rio de Janeiro	52,741	43,833	20%	75,311
	Other	121,354	79,787	52%	83,245
	Total	375,879	270,132	39%	466,579
	Units	950	727	31%	1,210

Alphaville	São Paulo	66,163	3,307	1900%	55,344
	Rio de Janeiro	8,535	9,085	-6%	10,006
	Other	41,945	22,986	82%	138,986
	Total	116,643	35,379	230%	204,336
	Units	573	216	165%	968

Tenda	São Paulo	96,093	83,287	15%	131,232
	Rio de Janeiro	84,953	78,913	8%	97,048
	Other	183,753	90,854	102%	154,615
	Total	364,799	253,054	44%	382,895
	Units	3,729	3,157	18%	4,234

Consolidated	Total - R$000	857,321	558,565	53%	1,053,810
	Total - Units	5,253	4,100	28%	6,413

Table 4 - Sales per company per unit price - PSV

%Gafisa - R$000		1Q10	1Q09	Var. (%)	4Q09
Gafisa	≤R$500K	322,697	180,287	79%	185,480
	> R$500K	53,182	89,845	-41%	281,099
	Total	375,879	270,132	39%	466,579

Alphaville	≤ R$100K;	27,450	19,569	40%	7,710
	> R$100K; ≤ R$500K	85,431	13,282	543%	194,169
	> R$500K	3,762	2,529	49%	2,456
	Total	116,643	35,379	230%	204,336

Tenda	≤ R$130K	262,473	219,106	20%	311,403
	> R$130K	102,326	33,948	201%	71,491
	Total	364,799	253,054	44%	382,895

Consolidated	Total	857,321	558,565	53%	1,053,810

Table 5 - Sales per company per unit price - Units

%Gafisa - Units		1Q10	1Q09	Var. (%)	4Q09
Gafisa	<= R$500K	837	598	40%	250
	> R$500K	113	129	-12%	961
	Total	950	727	31%	1,210

Alphaville	≤ R$100K;	253	166	52%	160
	> R$100K; ≤ R$500K	319	48	565%	807
	> R$500K	1	2	-50%	2
	Total	573	216	165%	969

Tenda	<= R$130K	3,092	2,917	6%	3,836
	> R$130K	637	240	165%	398
	Total	3,729	3,157	18%	4,234

Consolidated	Total	5,253	4,100	28%	6,413

Sales Velocity

The consolidated company attained a sales velocity of 25.2% in the 1Q10, compared to a velocity of 16% in the 1Q09. The company sales velocity increased as compared to the previous period, mainly due to Alphaville and Tenda’s improved performances during the quarter. Additionally, in this quarter we had a positive impact of R$ 69.6 million, mainly due to an inventory price increase. The launches sales velocity was 38.0% or 51.7% if we consider the figures until the end of April, since most of the launches occurred at the end of the quarter.

Table 6 - Sales velocity per company

R$ million	Inventories beginning of period	Launches	Sales	Price Increase + Other	Inventories end of period	Sales velocity
Gafisa	1,570.4	309.3	375.9	26.7	1,530.5	19.7%
AlphaVille	263.5	97.3	116.6	6.1	250.3	31.8%
Tenda	796.6	296.6	364.8	36.8	765.2	32.3%
Total	2,630.5	703.2	857.3	69.6	2,546.0	25.2%

Table 7 - Sales velocity per launch date

		1Q10
	Inventories end of period	Sales	Sales velocity
2010 launches	421,520	258,126	38.0%
2009 launches	581,735	286,344	33.0%
2008 launches	968,578	203,396	17.4%
≤ 2007 launches	574,153	109,455	16.0%
Total	2,545,985	857,321	25.2%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company is upholding and advancing its reputation for delivering projects according to schedule and within budget. It was present in 22 different states, with 194 projects under development at the end of the first quarter. Some 420 engineers and architects were in the field, in addition to approximately 480 intern engineers in training.

Another example of the Company’s execution capacity is the strong pace of revenue recognition, demonstrating that the execution pace of construction is trending with the level of sales growth. Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. Up to April Tenda contracted 5,108 units with CEF and we have close to 22,000 units under analysis at Caixa. Only in April Tenda contracted 2,320 units.

Completed Projects

During the first quarter, Gafisa completed 27 projects with 3,365 units equivalent at an approximate PSV of R$ 338 million, Gafisa delivered 3 projects and Tenda delivered the remaining 24 projects/phases.

The tables below list our products completed in the 1Q10:

Table 8 - Delivered projects

Company	Project	Delivery	Launch	Local	% Gafisa	Units	PSV
						(%Gafisa)	(%Gafisa)
Gafisa	COLLORI	Jan-10	Jun-06	São Paulo - SP	50%	173	50,800
Gafisa	CSF - PRIMULA	Jan-10	Jun-07	São Paulo - SP	100%	80	29,906

Gafisa	FIT RESIDENCE SERVICE NITERÓI	Feb-10	Jun-06	São Paulo - SP	100%	72	24,294

Gafisa						325	105,000

Tenda	PARQUE VALENÇA 1D	Jan-10	Dec-07	SP	100%	112	8,030
Tenda	CONDOMINIO COTIA I - FASE 2	Jan-10	Apr-09	SP	100%	432	35,837
Tenda	RESIDENCIAL AMANDA I	Feb-10	Jul-07	MG	100%	20	1,656
Tenda	RESIDENCIAL JULIANA LIFE	Feb-10	Mar-07	MG	100%	280	18,048
Tenda	RESIDENCIAL Quintas do Sol Ville I	Feb-10	Sep-07	BA	100%	77	5,005
Tenda	RESIDENCIAL CIDADES DO MUNDO LIFE	Feb-10	Apr-08	PE	100%	144	8,100
Tenda	ITAÚNA LIFE	Feb-10	Jun-07	RJ	100%	64	6,483
Tenda	ARSENAL LIFE III	Feb-10	Jun-07	RJ	100%	128	9,146
Tenda	RESIDENCIAL MORADA DE FERRAZ	Feb-10	Apr-07	SP	100%	132	6,896
Tenda	VILLAGGIO DO JOCKEY I	Feb-10	May-07	SP	100%	180	14,631
Tenda	Fit Nova Vida (Taboãozinho)	Feb-10	Feb-10	SP	100%	137	7,261
Tenda	ATIBAIA	Feb-10	Jun-07	GO	100%	70	4,729
Tenda	ARSENAL LIFE IV	Feb-10	Jun-07	RJ	100%	128	9,194
Tenda	RESIDENCIAL PARQUE DAS AROEIRAS LIFE I	Feb-10	Jan-08	MG	100%	240	20,841
Tenda	RESIDENCIAL JARDIM DAS AZALEIAS	Mar-10	Oct-07	MG	100%	48	4,071
Tenda	CONDOMINIO RESIDENCIAL VERDES MARES	Mar-10	Feb-08	MG	100%	16	1,480
Tenda	RESIDENCIAL CANADA	Mar-10	May-07	MG	100%	56	5,100
Tenda	RESIDENCIAL VILLA MARIANA LIFE	Mar-10	Feb-08	BA	100%	92	6,164
Tenda	RESIDENCIAL CIDADES DO MUNDO LIFE	Mar-10	Apr-08	PE	100%	144	10,800
Tenda	RESIDENCIAL HORTO DO IPE LIFE	Mar-10	Nov-05	SP	100%	180	22,060
Tenda	RESIDENCIAL MONET	Mar-10	Sep-06	SP	100%	60	4,474
Tenda	RESIDENCIAL CURUÇA	Mar-10	Jan-08	SP	100%	120	9,117
Tenda	RESIDENCIAL ITAQUERA LIFE	Mar-10	Jun-07	SP	100%	120	10,277
Tenda	RESIDENCIAL VIVENDAS DO SOL II	Mar-10	May-08	RS	100%	60	3,989
Tenda						3,040	233,390

Total						3,365	338,389

Land Bank

The Company’s land bank of approximately R$ 15.6 billion is composed of 418 different projects in 22 states, equivalent to more than 86 thousand units. In line with our strategy, 40% of our land bank was acquired through swaps – which require no cash obligations. As the proceeds from the follow-on offering were only received at the end of March, our land bank for Q1 had not yet benefited from our increased capacity to acquire new land.

In this quarter we changed our managerial swap method calculation, in order to reflect the percentage of the swap based on the cost of the land, instead of the equivalent percentage of the PSV, which better reflect the swap impact.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price

		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)
Gafisa	≤ R$500K	4,269	52.5%	44.8%	7.7%	14,110
	> R$500K	3,338	31.2%	29.1%	2.0%	4,137
	Total	7,606	40.8%	36.2%	4.6%	18,247

Alphaville	≤ R$100K;	2,129	98.1%	0.0%	98.1%	19,137
	> R$100K; ≤ R$500K	874	94.9%	0.0%	94.9%	3,534
	> R$500K	949	96.8%	0.0%	96.8%	140
	Total	3,952	96.8%	0.0%	96.8%	22,811

Tenda	≤ R$130K	3,677	35.1%	35.1%	0.0%	43,055
	> R$130K	411	24.6%	24.6%	0.0%	2,579
	Total	4,089	33.7%	33.7%	0.0%	45,634

Consolidated		15,647	39.4%	35.6%	3.8%	86,692

Number of projects/phases
Gafisa	140
AlphaVille	42
Tenda	236
Total	418

Table 10 - Landbank Evolution

Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total
Land Bank - BoP (4Q09)	7,576	3,962	4,285	15,823
1Q10 - Net Acquisitions	339	87	100	527
1Q10 - Launches	(309)	(97)	(297)	(703)
Land Bank - EoP (1Q10)	7,606	3,952	4,089	15,647

1Q10 - Revenues

On the strength of solid sales performance in the 1Q10, both from launched projects and inventories, and an accelerated pace of construction, the Company was able to recognize substantial net operating revenues for 1Q10, which rose by 67% to R$ 907.6 million from R$ 541.9 million in the 1Q09, with Tenda contributing 31% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues

		1Q10				1Q09
R$ 000		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	% Revenues
Gafisa	2010 launches	172,527	35%	7,017	1%	-	0%	-	0%
	2009 launches	186,918	38%	165,513	26%	39,270	13%	(63)	0%
	2008 launches	56,262	11%	189,162	30%	142,071	47%	79,980	24%
	≤ 2007 launches	76,814	16%	265,694	42%	124,171	41%	255,257	76%
	Total Gafisa	492,522	100%	627,386	100%	305,511	100%	335,175	100%

Tenda	Total Tenda	364,799	---	280,199	---	253,054	---	206,712	---

Total		857,321		907,585		558,565		541,887

1Q10 - Gross Profits

On a consolidated basis, gross profit for the 1Q10 totaled R$ 252.7 million, an increase of 63% over 1Q09, reflecting continued growth and business expansion. The gross margin for 1Q10 reached 27.8% (30.4% w/o capitalized interest) 70 bps lower than the 1Q09, mainly due to product mix associated with a onetime swap agreement, from our successful project called "Paulista Corporate", which have a high relative swap due to its prime location, negatively affecting the gross margin 1T10 (we drop the suspension clause), since the cost of units to be delivered to the landowner are recorded in revenue and cost with the same value, given there is no profit margin in the swapped units, bringing down the consolidated margin.

Table 12 - Capitalized interest

(R$000)		1Q10	1Q09	4Q09
Consolidado	Initial balance	91,568	84,741	96,511
	Capitalized interest	25,373	24,236	28,763
	Interest transfered to COGS	(22,840)	(17,723)	(33,707)
	Final balance	94,101	91,254	91,568

1Q10 – Selling, General, and Administrative Expenses (SG&A)

In the 1Q10, SG&A expenses totaled R$ 108.7 million, compared to R$ 102.5 in the same quarter of 2009. When compared to the 4Q09, the SG&A decrease from R$ 133.6 million to R$ 108.7 million, mainly due to lower selling expenses partially related to lower sales volume in the first quarter, when compared to the 4Q09, as well as increased efficiencies in the sales structures.

All the ratios improved when compared to the 1Q09, mainly due to the continued improvement coming from Tenda and also from synergies gains related to merge of Tenda into Gafisa. As Tenda’s sales and revenues continue to ramp up in the coming quarters, the costs associated with its sales platform will be diluted and its fixed cost ratios improved.

We continue to expect synergies to be achieved through shared back office functions, leveraging office infrastructure, and the accelerated implementation of systems such as SAP across Tenda’s operations, expected to go live in the 3Q10, which should help us to keep an adequate SG&A/Net Revenue ratio.

When compared to the 1Q09, SG&A/Net revenue improved, falling by 694 basis points, to a comfortable level of 12.0%.

Table 13 - Sales and G&A Expenses

(R$000)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Selling expenses	51,294	46,606	73,277	10%	-30%
	G&A expenses	57,418	55,918	60,298	3%	-5%
	SG&A	108,712	102,524	133,575	6%	-19%
	Selling expenses / Sales	6.0%	8.3%	7.0%	-236 bps	-97 bps
	G&A expenses / Sales	6.7%	10.0%	5.7%	-331 bps	98 bps
	SG&A / Sales	12.7%	18.4%	12.7%	-567 bps	0 bps
	Selling expenses / Net revenues	5.7%	8.6%	8.2%	-295 bps	-251 bps
	G&A expenses / Net revenues	6.3%	10.3%	6.7%	-399 bps	-39 bps
	SG&A / Net revenues	12.0%	18.9%	14.9%	-694 bps	-290 bps

1Q10 – Other Operating Results

In the 1Q10, our results reflected a negative impact of R$2.0 million, net of provisions, compared to a positive impact of R$ 29.9 million in the 1Q09 mainly due to the amortization of Tenda’s goodwill (R$ 52.6 million).

1Q10 – Adjusted EBITDA

We adjust our EBITDA for expenses associated with stock options plans, as it represents a non-cash expense. Our Adjusted EBITDA for the first quarter totaled R$ 168.5 million, 120% higher than the R$ 76.6 million for 1Q09, with a consolidated adjusted margin of 18.6%, an increase of 442 basis points from the 14.1% in the 1Q09 (ex Tenda’s goodwill and net of provisions).

We continue to be confident that the synergies to come related to the merger of Tenda and also the higher dilution of SG&A could benefit our margins for the coming quarters, and accordingly we are confident that we could achieve our guidance of 18.5% to 20.5% EBITDA margin for 2010.

Table 14 - Adjusted EBITDA

(R$000)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Net Profit	64,819	36,733	55,321	76%	17%
	(+) Financial result	33,268	9,209	27,891	261%	19%
	(+) Income taxes	22,489	16,313	30,502	38%	-26%
	(+) Depreciation and Amortization	10,238	7,982	10,004	28%	2%
	(+) Capitalizaed Interest Expenses	22,840	17,723	33,707	29%	-32%
	(+) Minority shareholders	11,623	11,755	17,929	-1%	-35%
	EBITDA	165,276	99,716	175,356	66%	-6%
	(+) Stock option plan expenses	3,183	8,567	(634)	-63%	-602%
	Adjusted EBITDA	168,459	108,282	174,722	56%	-4%
	Net Revenues	907,585	541,887	897,540	67%	1%
	Adjusted EBITDA margin	18.6%	20.0%	19.5%	-142 bps	-91 bps
Consolidated (1)
	Adjusted EBITDA	168,459	108,282	174,722	56%	-4%
	(+) Tenda’s goodwill and net of provisions	-	(31,638)	(6,897)	-100%	-100%
	Adjusted EBITDA Without Tenda’s
	goodwill and net of provisions	168,459	76,644	167,825	120%	0%
	Adjusted EBITDA margin	18.6%	14.1%	18.7%	442 bps	-14 bps
(1) Without Tenda’s goodwill and net of provisions

1Q10 - Depreciation and Amortization

Depreciation and amortization in 1Q10 was R$ 10.2 million, an increase of R$ 2.2 million when compared to the R$ 8.0 million recorded in 1Q09.

1Q10 - Financial Results

Net financial expenses totaled R$ 33.3 million in 1Q10, compared to net financial expenses of R$ 9.2 million in the 1Q09 and a net expense of R$ 27.9 million in the 4Q09. The increase in the 1Q10 was mainly due to the higher average net debt position, since we received the proceeds coming from the equity offering on March 29th, and did not benefit from anticipated financial revenue during 1Q10.

1Q10 - Taxes

Income taxes, social contribution and deferred taxes for 1Q10 amounted to R$ 22.5 million compared to R$16.3 million in 1Q09. The effective tax rate was 22.8% in the 1Q10 compared to 29.4% in 1Q09, mainly due to the deferred tax over the amortization of Tenda’s negative goodwill that negatively impacted the 1Q09.

1Q10 - Adjusted Net Income

Net income in 1Q10 was R$ 64.8 million. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 79.6 million, with an adjusted net margin of 8.8%., representing growth of R$ 22.6 million when compared to the R$ 57.1 million in the 1Q09.

1Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods were R$ 0.15/share in the 1Q10 compared to R$ 0.14/share in 1Q09, a 9.5% increase. Shares outstanding at the end of the period were 418.7 million (ex. Treasury shares) and R$ 259.9 million in the 1Q09.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.03 billion in the 1Q10, R$ 27 million higher than 1Q09. The consolidated margin in the 1Q10 was 35.1%, 54 bps higher than the 1Q09.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Revenues to be recognized	2,934	2,901	3,025	1.1%	-3.0%
	Costs to be recognized	(1,904)	(1,898)	(1,959)	0.3%	-2.8%
	Results to be recognized (REF)	1,030	1,003	1,066	2.7%	-3.3%
	REF margin	35.1%	34.6%	35.2%	54 bps	-12 bps
Note: Revenues to be recognized are net from PIS/Cofins (3.65%); excludes the AVP method introduced by law 11,638

Balance Sheet

Cash and Cash Equivalents

On March 31, 2010, cash and cash equivalents exceeded R$ 2.1 billion, 50% higher than the balance of R$ 1.4 billion as of December 31, 2009, and 326% higher than the R$ 500.8 million recorded at the close of 1Q09, mainly due to the equity offering.

Accounts Receivable

At the conclusion of the 1Q10, total accounts receivable increased by 4% to R$ 7.2 billion, compared to R$ 6.9 billion in 4Q09, and an increase of 28% as compared to the R$ 5.6 billion balance one year ago.

Table 16 - Total receivables
(R$ million)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Receivables from developments	3,045.1	3,011.3	3,139.6	1%	-3%
	Receivables from PoC	4,116.1	2,593.6	3,776.6	59%	9%
	Total	7,161.2	5,604.9	6,916.2	28%	4%

Notes:

     Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
     Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

The inventory balance totaled R$ 1.76 billion in 1Q10, a decline of 5% when compared to R$ 1.85 billion registered in 1Q09. Inventory reduction was mainly driven by a higher than launches sales result.

Finished units represented 8% of our inventories at market value, while 50% of the total inventory comes from units up to 30% constructed.

Table 18 - Inventories
(R$000)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Land	745,119	724,105	732,238	2.9%	1.8%
	Units under construction	842,022	973,884	895,085	-13.5%	-5.9%
	Completed units	169,373	150,237	121,134	12.7%	39.8%
	Total	1,756,514	1,848,226	1,748,457	-5.0%	0.5%

Table 19 - Inventories at market value per company
PSV - (R$000)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Gafisa	2010 launches	232,793	-	-	-	-
	2009 launches	457,995	80,855	644,384	466%	-29%
	2008 launches	643,511	936,317	685,613	-31%	-6%
	2007 and earlier launches	446,506	754,149	503,904	-41%	-11%
	Total	1,780,805	1,771,321	1,833,901	1%	-3%

Tenda	2010 launches	188,727	-	-	-	-
	2009 launches	123,740	-	248,491	-	-50%
	2008 launches 2)	325,067	484,594	393,322	-33%	-17%
	2007 and earlier launches	127,647	664,462	154,760	-81%	-18%
	Total	765,180	1,149,056	796,573	-33%	-4%

Consolidated	Total	2,545,985	2,920,377	2,630,473	-13%	-3%

Table 20 - Inventories per conclusion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total 1Q10
Gafisa	422,096	287,978	559,866	319,877	190,988	1,780,805
Tenda	112,492	449,447	165,024	17,879	20,338	765,180
Total	534,588	737,426	724,891	337,755	211,325	2,545,985

Liquidity

On March 31st, 2010, Gafisa had a cash position of R$ 2.13 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.33 billion, resulting in a net debt and obligations of R$ 1.2 billion. Net debt and investor obligation to equity and minorities ratio was 34.6% compared to 83.8% in 4Q09, mainly due to the equity offering, partially offset by R$ 233 million cash burn in the quarter. When excluding Project Finance, this ratio reached a negative -14.0%, a comfortable leverage level.

Gafisa’s cash burn rate in the quarter reached R$ 233 million. This amount reflects a strong pace of construction activity at the Company.

Currently we have access to a total of R$ 3.8 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.1 billion in signed contracts and R$ 439 million in contracts in process, giving us additional availability of R$ 1.2 billion.

We also have receivables (from units already delivered) of R$ 250 million available for securitization.

The following tables set forth information on our debt position as of March 31, 2010.

Table 21 - Indebtedness and Investor obligations
Type of obligation (R$000)	1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Debentures - FGTS (project finance)	1,231,575	-	1,213,904	-	1.5%
Debentures - Working Capital	656,218	502,758	704,473	30.5%	-6.8%
Project financing (SFH)	458,008	417,352	467,019	9.7%	-1.9%
Working capital	687,801	635,796	736,736	8.2%	-6.6%
Incorporation of controlling company	-	6,781	-	-	-
Total consolidated debt	3,033,602	1,562,687	3,122,132	94%	23%

Consolidated cash and availabilities	2,132,341	500,778	1,424,053	326%	50%
Investor Obligations	300,000	300,000	300,000	-	-
Net debt and investor obligations	1,201,261	1,361,909	1,998,079	-12%	-40%

Equity + Minority shareholders	3,492,889	2,199,800	2,384,181	59%	47%

(Net debt + Obligations) / (Equity + Minorities)	34.4%	61.9%	83.8%
(Net debt + Ob.) / (Eq + Min.) - Exc. Project Finance (SFH + FGTS	-14.0%	76%	13.3%

Table 22 - Debt maturity per company
(R$ million)	Total	Until March/2010	Until March/2011	Until March/2012	Until March/2013	After March/2013
Debentures - FGTS (project finance)	1,231.6	31.6	150.0	300.0	450.0	300.0
Debentures - Working Capital	656.2	108.2	298.0	125.0	125.0	-
Project financing (SFH)	458.0	301.1	99.9	54.2	2.8	-
Working capital	687.8	430.8	181.3	43.2	32.5	-
Total consolidated debt	3,033.6	871.7	729.2	522.4	610.3	300.0

% Total		29%	24%	17%	20%	10%

Outlook

Gafisa continue to expect launches in the range of R$ 4 billion to R$ 5 billion through 2010, of which 40-45% dedicated to the affordable entry-level segment through Tenda, with an expected full year 2010 EBITDA margins to reach between 18.5%-20.5%.

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

Affordable Entry Level – residential units targeted to the mid-low and low income segments with prices below R$ 1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 990 developments and built more than 11 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entrylevel housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the midto higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations

Luiz Mauricio de Garcia Paula
Rodrigo Pereira
Phone: +55 11 3025-9297 / 9242 / 9305
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)

Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets projects launched during 1Q10:

	Project	Launch Date	Local	% Gafisa	Units	PSV	% sales	% sales
					(%Gafisa)	(%Gafisa)	31/Mar/10	30/Apr/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	61%	61%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	4%	27%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	5%	42%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	7%	59%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	7%	27%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	34%	49%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	34%	63%
Gafisa					743	309,298

Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	340	97,269	65%	82%
Alphaville					340	97,269

Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	76%	77%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	88%	85%
Tenda	Fit Nova Vida - Taboãozinho	January	São Paulo - SP	100%	137	7,261	96%	99%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	61%	69%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	96%	100%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	31%	64%
Tenda	Grand Ville das Artes - Matisse Life V	February	Lauro de Freitas - BA	100%	120	10,805	66%	71%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	68%	77%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	15%	64%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	62%	82%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	3%	5%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	4%	17%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	2%	9%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	15%	39%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	8%	28%
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	13%	24%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	22%	59%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	43%	51%
Tenda					2,788	296,643

Total					3,871	703,209

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the first quarter ended on March 31, 2010.

	Project	Construction status		% Sold		Revenues recognized (R$000)
		1Q10	4Q09	1Q10	4Q09	1Q10	4Q09
Gafisa	Gafisa Corporate - Jardim Paulista	69%	0%	83%	71%	75,284	0
Gafisa	LONDON GREEN	99%	92%	92%	83%	26,419	27,392
Gafisa	IT STYLE - FASE 1	44%	42%	70%	37%	25,954	27,036
Gafisa	PARC PARADISO	90%	76%	100%	100%	20,002	26,234
Gafisa	SUPREMO	72%	63%	97%	96%	16,596	13,104
Gafisa	ENSEADA DAS ORQUÍDEAS	79%	68%	98%	98%	16,273	20,847
Gafisa	PQ BARUERI COND - FASE 1	63%	51%	67%	65%	14,962	12,622
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	73%	60%	57%	53%	14,633	9,832
Gafisa	VP HORTO - FASE 2 (OAS)	88%	72%	97%	97%	14,382	18,571
Gafisa	VISION	87%	76%	96%	94%	13,386	12,170
Gafisa	MAGIC	99%	88%	80%	76%	12,975	11,076
Gafisa	VP HORTO - FASE 1 (OAS)	92%	81%	98%	97%	12,032	17,218
Gafisa	Vila Nova São José - F1a	54%	49%	72%	72%	11,211	8,443
Gafisa	OLIMPIC BOSQUE DA SAÚDE	86%	75%	96%	92%	9,865	5,998
Gafisa	Conc Monte Alegre	39%	38%	91%	71%	9,760	31,273
Gafisa	Vistta Santana	53%	47%	84%	79%	8,673	7,687
Gafisa	VERDEMAR - FASE 1	59%	47%	57%	55%	8,401	2,860
Gafisa	Details	61%	55%	84%	63%	8,058	3,592
Gafisa	TERRAÇAS ALTO DA LAPA	94%	84%	94%	93%	7,827	12,436
Gafisa	LAGUNA DI MARE - FASE 2	34%	18%	69%	62%	7,716	3,819
Gafisa	ACQUARELLE	90%	71%	90%	88%	7,237	8,764
Gafisa	SOLARES DA VILA MARIA	79%	66%	99%	100%	5,967	5,196
Gafisa	GRAND VALLEY NITERÓI - FASE 1	51%	43%	92%	92%	5,943	5,101
Gafisa	ECOLIVE	47%	37%	94%	84%	5,492	5,440
Gafisa	Chácara Santana	56%	47%	94%	94%	5,304	5,029
Gafisa	TERRAÇAS TATUAPE	59%	45%	76%	54%	5,302	3,800
Gafisa	EVIDENCE	85%	71%	77%	76%	4,990	4,165
Gafisa	RUA DAS LARANJEIRAS 29	75%	69%	100%	100%	4,933	3,935
Gafisa	BRINK	56%	47%	90%	87%	4,913	2,817
Gafisa	MONT BLANC	55%	47%	36%	32%	4,769	1,616
Gafisa	ISLA RESIDENCE CLUBE	100%	100%	97%	94%	4,710	6,039
Gafisa	Alphaville Barra da Tijuca	80%	77%	73%	73%	4,458	3,152
Gafisa	PRIVILEGE RESIDENCIAL SPE	87%	77%	87%	86%	4,343	6,593
Gafisa	Mansão Imperial - F1	46%	39%	79%	78%	4,342	4,532
Gafisa	ORBIT	74%	66%	63%	56%	4,009	3,227
Gafisa	QUINTAS DO PONTAL	77%	71%	38%	35%	3,849	5,125
Gafisa	Verdemar - Fase 2	62%	51%	45%	42%	3,786	2,719
Gafisa	ICARAÍ CORPORATE	96%	89%	96%	97%	3,710	3,082
Gafisa	Reserva do Bosque - Lauro Sodré - Phase 2	31%	24%	72%	72%	3,568	2,682
Gafisa	Supremo Ipiranga	31%	26%	71%	63%	3,445	2,820
Gafisa	Nouvelle	28%	6%	45%	45%	3,342	485
Gafisa	CARPE DIEM RESIDENCIAL	62%	46%	56%	55%	3,229	2,818
Gafisa	RIV. PONTA NEGRA ED. NICE	97%	94%	60%	49%	3,086	1,121
Gafisa	RESERVA BOSQUE RESORT - F 1	28%	21%	97%	97%	2,891	2,951
Gafisa	ALEGRIA FASE 1	29%	24%	63%	62%	2,829	2,141
Gafisa	RESERVA DO LAGO - FASE I	100%	100%	98%	93%	2,782	4,421
Gafisa	Bella Vista - Fase 1	66%	55%	40%	39%	2,742	1,553
Gafisa	MISTRAL	36%	28%	84%	82%	2,568	3,537
Gafisa	Brink F2 - Campo Limpo	56%	47%	77%	71%	2,555	1,337
Gafisa	Outros					102,895	160,631
Gafisa		---	---	---	---	558,398	539,040

Alphaville	RIO DAS OSTRAS	65%	58%	77%	70%	15,020	15,585
Alphaville	VITÓRIA	90%	81%	89%	87%	14,794	20,593
Alphaville	ALPHAVILLE URBANISMO	100%	100%	100%	100%	9,217	17,368
Alphaville	RIBEIRÃO PRETO	6%	0%	66%	0%	4,936	0
Alphaville	LITORAL NORTE	63%	44%	74%	67%	4,575	5,434
Alphaville	BARRA DA TIJUCA	76%	77%	73%	73%	2,860	2,027
Alphaville	LONDRINA II	91%	84%	99%	99%	2,414	3,905
Alphaville	GRAVATAÍ	63%	60%	49%	40%	2,019	5
Alphaville	Cuiabá 2	95%	87%	100%	99%	1,973	6,422
Alphaville	CARUARU (VARGEM GRANDE)	48%	38%	99%	99%	1,967	4,672
Alphaville	Outros					9,212	20,143
Alphaville		---	---	---	---	68,987	96,154

Tenda		---	---	---	---	280,199	262,346

Total		---	---	---	---	907,585%	897,540

Consolidated Income Statement
R$ 000	1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Gross Operating Revenue
Real Estate Development and Sales	930,999	558,512	912,764	66.7%	2.0%
Construction and Services Rendered	7,877	7,299	17,647	7.9%	-55.4%
Deductions	(31,291)	(23,924)	(32,871)	30.8%	-4.8%
Net Operating Revenue	907,585	541,887	897,540	67.5%	1.1%
Operating Costs	(654,929)	(387,248)	(620,122)	69.1%	5.6%
Gross profit	252,656	154,639	277,418	63.4%	-8.9%
Operating Expenses
Selling Expenses	(51,294)	(46,606)	(73,277)	10.1%	-30.0%
General and Administrative Expenses	(57,418)	(55,918)	(60,298)	3%	-5%
Amortization of gain on partial sale of FIT Residential	-	52,600	11,689	-100%	-100%
Other Operating Revenues / Expenses	(1,980)	(22,723)	(427)	-91%	364%
Depreciation and Amortization	(10,238)	(7,982)	(10,004)	28%	2%
Non recurring expenses	-	-	(13,457)	0%	-100%
Operating results	131,726	74,010	131,644	78.0%	0.1%
Financial Income	23,929	35,527	23,167	-32.6%	3.3%
Financial Expenses	(57,197)	(44,736)	(51,058)	27.9%	12.0%
Income Before Taxes on Income	98,458	64,801	103,753	51.9%	-5.1%
Deferred Taxes	(14,743)	(10,001)	(26,014)	47.4%	-43.3%
Income Tax and Social Contribution	(7,746)	(6,312)	(4,488)	22.7%	72.6%
Income After Taxes on Income	75,969	48,488	73,251	56.7%	3.7%
Minority Shareholders	(11,150)	(11,755)	(17,929)	-5.1%	-37.8%
Net Income	64,819	36,733	55,322	76.5%	17.2%

Net Income Per Share (R$)	0.15480	0.28264	0.33171	-45.2%	-53.3%

Consolidated Balance Sheet
	1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
ASSETS
Current Assets
Cash and banks	338,672	120,169	241,193	181.8%	40.4%
Financial investments	1,786,941	380,609	1,182,860	369.5%	51.1%
Receivables from clients	2,193,650	1,392,606	2,008,464	57.5%	9.2%
Properties for sale	1,327,966	1,429,411	1,332,374	-7.1%	-0.3%
Other accounts receivable	95,436	137,787	108,791	-30.7%	-12.3%
Deferred selling expenses	18,802	15,247	6,633	23.3%	183.5%
Prepaid expenses	12,250	25,602	12,133	-52.2%	1.0%
	5,773,717	3,501,431	4,892,448	64.9%	18.0%
Long-term Assets
Receivables from clients	1,922,482	1,200,994	1,768,182	60.1%	8.7%
Properties for sale	428,549	418,815	416,083	2.3%	3.0%
Deferred taxes	307,132	215,831	281,288	42.3%	9.2%
Other	53,083	141,246	69,160	-62.4%	-23.2%
	2,711,246	1,976,886	2,534,713	37.1%	7.0%

Investments	195,534	195,088	195,088	0.2%	0.2%
Property, plant and equipment	60,269	45,130	56,476	33.5%	6.7%
Intangible assets	12,047	7,303	9,598	65.0%	25.5%
	267,850	247,521	261,162	8.2%	2.6%

Total Assets	8,752,813	5,725,838	7,688,323	52.9%	13.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	735,741	467,788	678,312	57.3%	8.5%
Debentures	139,792	60,758	122,377	130.1%	14.2%
Obligations for purchase of land and advances from
clients	470,986	517,537	475,409	-9.0%	-0.9%
Materials and service suppliers	234,648	108,058	194,331	117.2%	20.7%
Taxes and contributions	143,196	134,683	138,177	6.3%	3.6%
Taxes, payroll charges and profit sharing	64,851	60,226	61,320	7.7%	5.8%
Provision for contingencies	7,326	8,385	11,266	-12.6%	-35.0%
Dividends	54,468	26,106	54,279	108.6%	0.3%
Deferred taxes	-	-	79,474	-	-100.0%
Other	205,465	138,464	205,657	48.4%	-0.1%
	2,056,473	1,522,005	2,020,602	35.1%	1.8%
Long-term Liabilities
Loans and financings	410,067	592,140	525,443	-30.7%	-22.0%
Debentures	1,748,000	442,000	1,796,000	295.5%	-2.7%
Obligations for purchase of land	161,194	193,301	146,401	-16.6%	10.1%
Deferred taxes	452,496	266,254	336,291	69.9%	34.6%
Provision for contingencies	51,957	43,634	61,687	19.1%	-15.8%
Other	371,534	332,661	407,323	11.7%	-8.8%
Deferred income on acquisition	8,203	17,249	10,395	-52.4%	-21.1%
Unearned income from partial sale of investment	0	116,794	0	-100.0%	0.0%
	3,203,451	2,004,033	3,283,540	59.9%	-2.4%

Minority's	63,306	544,458	58,547	-88.4%	8.1%
Shareholders' Equity
Capital	2,691,218	1,229,517	1,627,275	118.9%	65.4%
Treasury shares	(1,731)	(18,050)	(1,731)	-90.4%	0.0%
Capital reserves	293,626	188,315	318,439	55.9%	-7.8%
Revenue reserves	381,651	218,827	381,651	74.4%	0.0%
Retained earnings/accumulated losses	64,819	36,733	0	76.5%	0.0%
	3,429,583	1,655,342	2,325,634	107.2%	47.5%
Liabilities and Shareholders' Equity	8,752,813	5,725,838	7,688,323	52.9%	13.8%

Consolidated Cash Flows
	1Q10	1Q09
Net Income	64,819	36,733

Expenses (income) not affecting working capital
Depreciation and amortization	11,443	7,982
Goodwill / Negative goodwill amortization	(1,205)	-
Expense with stock option plan	3,183	8,567
Unearned income from partial sale of investment	-	(52,600)
Unrealized interest and charges, net	64,501	37,876
Deferred Taxes	14,743	10,001
Disposal of fixed asset	-	4,660
Warranty provision	2,703	1,920
Provision for contingencies	3,158	(1,511)
Profit sharing provision	1,693	-
Allowance (reversal) for doubtful debts	114	813
Minority interest	11,150	11,755

Decrease (increase) in assets
Clients	(339,600)	(475,868)
Properties for sale	(8,058)	180,750
Other receivables	45,467	11,097
Escrow deposits	(16,440)	309
Deferred selling expenses	(12,169)	(1,943)
Prepaid expenses	(117)	(206)

Decrease (increase) in liabilities
Obligations for purchase of land and advances from customers	7,666	55,056
Taxes and contributions	5,019	21,516
Trade accounts payable	40,317	(4,642)
Salaries, payroll charges	3,531	30,535
Other accounts payable	(17,008)	(787)

Cash used in operating activities	(115,090)	(117,987)

Investing activities

Purchase of property and equipment and deferred charges	(17,686)	(2,790)
Restricted cash in guarantee to loans	(395,990)	(34,203)
Cash used in investing activities	(413,676)	(36,993)

Financing activities

Capital increase	1,063,943	-
Alienação ações em tesouraria	(40,971)	-
Ganho na alienação de ações em tesouraria	-	-
Increase in loans and financing	104,105	51,631
Repayment of loans and financing	(257,138)	(87,349)
Assignment of credit receivables, net	(12,787)	(17,935)
Proceeds from subscription of redeemable equity interest in securitization fund	(9,668)	69,706
Dividends paid to venture partners	(13,147)	-

Net cash provided by financing activities	834,337	16,053

Net increase (decrease) in cash and cash equivalents	305,571	(138,927)

At the beggining of the period	1,249,422	528,574
At the end of the period	1,554,993	389,647

Net increase (decrease) in cash and cash equivalents	305,571	(138,927)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer